Exhibit 99.6

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Eastwood, Chief Financial Officer of Thomson Reuters Corporation (the “Company”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

a)The Company’s Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b) The information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	March 5, 2026

By:	/s/ Michael Eastwood
Michael Eastwood
Chief Financial Officer